BB 11/9



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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT - 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 AND ENDING 06/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC FINANCIAL ASSOCIATES, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30240 RANCHO VIEJO ROAD SUITE A
(No. and Street)

SAN JUAN CAPISTRANO CA 92675-1515
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES MANN (949) 493 5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALLORY AND MCGINNIS
(Name – *if individual, state last, first, middle name*)

17341 IRVINE BLVD TUSTIN CA 92780
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 11/9

OATH OR AFFIRMATION

I, CHARLES MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC FINANCIAL ASSOCIATES INC, as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public



RAYMOND J. HEWITT
COMM. #1480583
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXPIRES JAN. 6, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To the Stockholders
Pacific Financial Associates, Inc.
San Juan Capistrano, California

We have audited the accompanying balance sheet of Pacific Financial Associates, Inc. (a California corporation) as of June 30, 2007 and the related statements of income, stockholder's equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Pacific Financial Associates, Inc. (a California corporation) as of June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Mallory & McGinnis

September 21, 2007

CONTENTS

PACIFIC FINANCIAL ASSOCIATES, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2007

STOCKHOLDER'S EQUITY	
Balance, beginning	$ 33,932
Net Income	5,786
Balance, ending	$ 39,718

The notes to Financial Statements are an integral part of these statements

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
UNDER THE SECURITIES ACT OF 1934
JUNE 30, 2007

	Amounts from Audited Financial Statements	Amounts from Unaudited filings with Regulatory Agencies	Difference Increase (Decrease)
Total Capital and allowable credits:			
Total stockholder's equity from balance sheet	$ 25,772	$ 116,885	$ (91,113)
Plus: Subordinated note (Note 3)	30,000	30,000	0
Total Additions	55,772	146,885	(91,113)
Deductions and/or changes:			
Property and equipment, net	18,536	36,267	17,731
Investment	3,300	3,300	0
Other assets	0	0	0
Total deductions	21,836	39,567	17,731
Net Capital before charges on trading securities position	33,936	107,318	(73,382)
Necessary charges on trading securities position:			
Securities discounts	61	61	0
Total necessary charges on trading securities position	0	0	0
Net Capital	$ 33,875	$ 107,257	$ (73,382)

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
UNDER THE SECURITIES ACT OF 1934
JUNE 30, 2007

	Amounts from Audited Financial Statements	Amounts from Unaudited filings with Regulatory Agencies	Difference Increase (Decrease)
Minimum Net Capital under the Securities and Exchange Act:			
Total aggregate indebtedness included in the balance sheet, less liabilities collateralized by assets used in the ordinary course of business	$ 62,475	$ 59,093	$ 3,382
Ratio of aggregate indebtedness to net capital	1.84	.55	1.29
Minimum net capital required	$ 5,000	5,000	0

NOTE: The difference between the audited capital computation and the Company's corresponding unaudited Form X-17A-5, Part IIA, dated June 30, 2007 is due to adjustments made subsequent to the filing of Form X-17A-5, Part IIA, in preparation for and as a result of the Company's annual audit, and the adjustments required to convert the records from a modified cash basis to an accrual basis financial statement.

END